Issuer Free Writing Prospectus filed pursuant to Rule 433
Registration No. 333-206020
May 23, 2017

Pricing Term Sheet

Becton, Dickinson and Company
0.368% Notes due 2019 (the “Notes”)

Issuer:	Becton, Dickinson and Company (the “Company”)

Aggregate Principal Amount Offered:	€700,000,000

Maturity Date:	June 6, 2019

Coupon (Interest Rate):	0.368%

Price to Public (Issue Price):	100.000% of principal amount

Underwriting Discount:	0.240%

Yield to Maturity:	0.368%

Spread to Benchmark German Government Security:	+104.1 basis points

Benchmark German Government Security:	OBL 0.500% due April 12th, 2019

Benchmark German Government Security Price/Yield:	102.230% / -0.673%

Mid-Swap Yield:	-0.132%

Spread to Mid-Swap Yield:	+50 basis points

Interest Payment Date:	Annually, on June 6th, commencing June 6th, 2018

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Optional Redemption:	Other than as stated below under “Redemption for Tax Reasons,” we will not have the option to redeem the notes prior to the maturity date.

Redemption for Tax Reasons:
If, as a result of any change in, or amendment to, the tax laws of the United States or the official interpretation thereof, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts with respect to the Notes, the Company may at any time at its option redeem, in whole, but not in part, the Notes at 100% of the principal amount plus accrued and unpaid interest to the date of redemption.

Change of Control:
If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” each holder will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

Trade Date:	May 23, 2017

Settlement Date:	June 6, 2017 (T+9)[1]

Settlement:	Euroclear/Clearstream

Type of Offering:	SEC Registered

Listing:	Application will be made to list the Notes on the New York Stock Exchange.

Common Code/ISIN/CUSIP Numbers:	162256084 / XS1622560842 / 075887BY4

Denominations:	€100,000 x €1,000

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:	Barclays Bank PLC BNP Paribas Citigroup Global Markets Limited

Co-Managers:	Scotiabank Europe plc Standard Chartered Bank U.S. Bancorp Investments, Inc. BNY Mellon Capital Markets, LLC ING Bank N.V., Belgian Branch Loop Capital Markets LLC The Williams Capital Group, L.P.

[1]
Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will generally be required, by virtue of the fact that the Notes initially settle on the 9th business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Limited at 1-800-831-9146, Barclays Bank PLC at 1-888-603-5847 or BNP Paribas at 1-800-854-5674.

This pricing term sheet supplements the preliminary prospectus supplement dated May 23, 2017 relating to the prospectus dated May 8, 2017.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.